Exhibit 99.1

Congresswoman Barragán Visits Eco Wave Power Project

in LA, Calls for $1B Federal Investment in Wave Energy

Los Angeles, CA – October 7, 2025 – Eco Wave Power Global (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”) is pleased to announce that U.S. Congresswoman Nanette Barragán (CA-44) visited the Company’s onshore wave energy pilot station at AltaSea in the Port of Los Angeles, the first wave energy installation of its kind in the United States. The visit underscores the enormous potential for wave energy to become a major renewable energy source for U.S. coastal communities.

“I am here at the first onshore wave energy installation in the country. This pilot project, located at AltaSea in my district, shows how we can turn wave energy into electricity and provide clean, reliable power for our communities,” said Barragán.

Congresswoman Barragán highlighted the importance of federal support for wave energy, including her $1 billion Marine Energy Technologies Acceleration Act, aimed at accelerating research, development, and deployment of marine energy technologies across the U.S.

“As we transition away from fossil fuels, this type of innovative technology will be a critical part of our future. Thanks to Eco Wave Power and their project on the LA Waterfront, we know there’s incredible potential for wave energy to power our communities and protect our environment,” Barragán added.

Inna Braverman, Founder and CEO of Eco Wave Power, commented:

“Hosting Congresswoman Barragán is a milestone for wave energy in the U.S. Our pilot demonstrates that wave energy is not only feasible but ready to scale, offering predictable, reliable, and sustainable electricity directly from our oceans. With federal support and growing investor interest, the U.S. has the opportunity to lead the world in marine renewable energy.”

The Eco Wave Power pilot station demonstrates the technology of harnessing the power of ocean waves along existing marine infrastructure—breakwaters, piers, and jetties—to generate clean electricity. The system is environmentally friendly, cost-efficient, and designed for rapid scalability, positioning wave energy as a significant solution to the growing demand of electricity, driven by artificial intelligence.

California’s coastlines alone have the potential to generate gigawatts of wave energy, offering significant opportunities for investors and municipalities to diversify their renewable energy portfolios while reducing carbon emissions. The AltaSea pilot illustrates the untapped potential of the U.S. wave energy market, signaling a new frontier in sustainable energy investment.

“Now is the time to capitalize on this momentum,” Braverman added. “Wave energy is ready for commercial deployment, and with strategic investments, it can become a cornerstone of America’s clean energy future.”

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (Nasdaq: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy (Shell MRE).

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com.

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For press inquiries, please contact: info@ecowavepower.com

About AltaSea

AltaSea at the Port of Los Angeles is a nonprofit center for blue economy innovation, research, and education. Dedicated to accelerating ocean-based solutions to climate change, AltaSea serves as a hub for sustainable business, environmental progress, and community engagement.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its expectation that California’s coastlines have the potential to generate wave energy and offer opportunities to investors to diversity their renewable energy portfolios and its expectation that the AltaSea pilot illustrates the untapped potential of the U.S. wave energy market. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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